UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 17, 2026, Mingteng International Corporation Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 457,355 Class A ordinary shares of the Company, par value $0.00005 per share (the “Class A Ordinary Shares”) (the “Shares”), at a purchase price of $2.00 per Share; and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,022,645 Class A Ordinary Shares, at a purchase price of $1.99995 per Pre-Funded Warrant (equal to the $2.00 purchase price per Share, less the $0.00005 per share exercise price of the Pre-Funded Warrants).

In a concurrent private placement (the “Private Placement” and, together with the Offering, the “Offerings”), the Company also agreed to issue and sell to the same investors unregistered warrants (the “Private Warrants”) to purchase up to 1,480,000 Class A Ordinary Shares, at an exercise price of $2.00 per Class A Ordinary Share. The Private Warrants are exercisable from the closing of the Private Placement and will expire eighteen (18) months from the date of issuance.

The Offerings closed on June 18, 2026. The Company received approximately $2.96 million in gross proceeds from the Offerings, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offerings for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with their affiliates and certain related parties, beneficially owning more than 4.99% or 9.99% (as applicable to the relevant Purchaser) of the outstanding issued and outstanding Class A Ordinary Shares of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.00005 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In connection with the Offerings, the shareholders listed on the schedule to the Purchase Agreement (including the Company’s directors and executive officers) entered into lock-up agreements with the Placement Agent, pursuant to which they agreed not to sell or transfer any of the Company’s securities that they hold, subject to certain customary exceptions, during the 60-day period following the closing of the Offerings.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-Funded Warrants were offered by the Company pursuant to a shelf registration statement on Form F-3 (File No. 333-287843) (the “Registration Statement”), previously filed with and declared effective by the Securities and Exchange Commission (the “Commission”) on November 18, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 17, 2026 (the “Prospectus Supplement”).

The Private Warrants and the Class A Ordinary Shares issuable upon exercise thereof were offered and sold in the Private Placement in a transaction not involving a public offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and have not been registered under the Securities Act or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements. The Private Warrants and the underlying Class A Ordinary Shares are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the certificates or book-entry positions representing such securities will bear a customary restrictive legend.

On June 17, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (“FT Global” or the “Placement Agent”), pursuant to which the Company engaged FT Global as the exclusive placement agent in connection with the Offerings. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares, the Pre-Funded Warrants and the Private Warrants. Under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement agent fee equal to 7.0% of the aggregate gross proceeds raised in the Offerings, and to reimburse the Placement Agent for certain of its Offerings related expenses in an amount not to exceed $110,000.

As additional compensation, the Company also agreed to issue to the Placement Agent or its designees, at the closing of the Offerings, warrants (the “Placement Agent Warrants”) to purchase up to 111,000 Class A Ordinary Shares, representing 7.5% of the aggregate number of Class A Ordinary Shares (including the Class A Ordinary Shares underlying the Pre-Funded Warrants) sold in the Offering, at an exercise price of $2.40 per Class A Ordinary Share (equal to 120% of the public offering price per Share). The Placement Agent Warrants are exercisable, in whole or in part, at any time from the date of the Offering and will expire on the eighteen (18)-month anniversary of the date of issuance. Pursuant to FINRA Rule 5110(e)(1), neither the Placement Agent Warrants nor the Class A Ordinary Shares underlying the Placement Agent Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in their effective economic disposition, for a period of 180 days beginning on the date of commencement of sales in the Offering, except as provided under FINRA Rule 5110(e)(2). The Placement Agent Warrants and the Class A Ordinary Shares underlying the Placement Agent Warrants were not offered pursuant to the Registration Statement, and were offered and sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and are “restricted securities” within the meaning of Rule 144 under the Securities Act.

The foregoing summaries of the Pre-Funded Warrants, the Private Warrants, Placement Agent Warrant, Purchase Agreement and the Placement Agency Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 4.1, 4.2, 4.3, 10.1 and 10.2, respectively, hereto and incorporated by reference herein. Copies of the pricing press release and closing press release related to the Offerings are furnished as Exhibit 99.1 and 99.2 hereto and is incorporated by reference herein.

Copies of the opinion of Mourant Ozannes (Cayman) LLP, Cayman Islands counsel to the Company, and the opinion of Ortoli Rosenstadt LLP, U.S. counsel to the Company, relating to the legality of the issuance and sale of the Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-287843) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Registered Direct Offering and the anticipated use of proceeds therefrom. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 30, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Private Warrant
4.3	Form of Placement Agent Warrant
5.1	Opinion of Mourant Ozannes (Cayman) LLP
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement, dated June 17, 2026, by and among the Company and the purchasers thereto
10.2	Placement Agent Agreement, dated June 17, 2026
23.1	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering
99.2	Press Release on Closing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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